LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL
(202) 274-2013	awheeler@luselaw.com

November 6, 2013

Christian Windsor

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. — Mail Stop 4563

Washington, D.C.  20549

Re:	Edgewater Bancorp, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 23, 2013 File No. 333-191125

Dear Mr. Windsor:

On behalf of Edgewater Bancorp, Inc., (the “Company”), we are hereby transmitting Pre-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Amended Form S-1”).  Set forth below are the comments from the Staff’s comment letter dated October 8, 2013, as well as the Company’s responses to those comments.  We also enclose four (4) courtesy copies of the Prospectus included in the Amended Form S-1, marked to show changes to the document filed on October 23, 2013.  Please note that the majority of the changes to the Prospectus are responsive to comments issued by FINRA and by the accounting staff of the Officer of the Comptroller of the Currency.

Amendment No. 1 to Registration Statement on Form S-1

Exhibit 8.1: Tax Opinion

1.                                      Please revise the first paragraph on page 2 to eliminate the assumption that “the Plan has been duly and validly authorized and has been approved and adopted by the board of directors of the Bank at a meeting duly called and held.” It is inappropriate to assume a legal conclusion, including the validity of the board meeting held to approve the plan of conversion.

The federal tax opinion has been revised in response to this comment and is filed as Exhibit 8.1 to the Amended Form S-1.

*                                         *                                         *                                         *                                         *

Please acknowledge receipt of the enclosed materials by date-stamping and returning to our courier the enclosed receipt copy of this letter.  If you have any questions regarding this letter or the enclosed, please do not hesitate to contact me at (202) 274-2013.

Sincerely,

/s/ Adam Wheeler
Adam Wheeler

Enclosures

cc:                                Richard E. Dyer, President and Chief Executive Officer, Edgewater Bank

Kip Weissman, Esq.